FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR AUGUST 15, 2002

Nortel Inversora S.A.
(Exact name of Registrant as specified in its charter)

ARGENTINA
(Jurisdiction of Incorporation)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

Nortel Inversora S.A.

TABLE OF CONTENTS

FREE TRANSLATION

MINUTES No. 131: In the city of Buenos Aires, at 9:00 a.m. on August 14th, 2002, a meeting of the board of directors of NORTEL INVERSORA S.A. was convened and held, in the presence of the Directors and the members of the Supervisory Committee listed below.

Mr. Franco Bertone presides over the meeting, and after noting the existence of a quorum, declares open the session and offers for consideration the following point:

The Calling of a Special Meeting of Class A and B Preferred Shareholders

Mr. Bertone calls the meeting to order, stating that as the other Directors are aware, on August 6th, 2002, the Company received a letter signed by Farallon Telco Argentina LLC and Deutsche Bank Ag, London and DB Global Masters (Equity Special Situations) Fund Lrd. (the "Moving Shareholders"). In said letter, the Moving Shareholders state that "...in light of the noncompliance with the covenant contained in Section 9(f) of the terms of issuance of the Class B Preferred Shares and as is stipulated in Section 6 of said terms of issuance and in Article 15 of the company's by-laws,...we petition the Directors of Nortel, in joint manner and in accordance with articles 236 of Law No. 19,550, as amended ("LSC"), to call a Special Meeting of Class A and B Preferred shareholders as soon as possible,...", and the letter continues by including the issues they would like to be submitted for discussion at the Special Meeting of Shareholders.

Mr. Bertone continues by stating that for the reasons stated therein, the Board is obligated to call a Special Meeting of Class A and B Preferred shareholders, stating the time and place of the meeting, and including the agenda matters that were requested by the Moving Shareholders.

After a brief exchange of opinions, with the abstention of Mr. Roberto Ianone, the Board resolves to:

(i) Call together a Special Meeting of Class A and B Preferred shareholders, in joint manner, to take place at Avenida Alicia Moreau de Justo 50, 11th floor, in the City of Buenos Aires, on September 13th, 2002, with the first notice of meeting at 11:00 a.m. and the second notice of meeting at 12:00 p.m., in order to consider the following:

AGENDA

1) To designate two shareholders to sign the minutes.

2) The dismissal of the regular Director designated by the Class A preferred shareholders in the Special Meeting of Shareholders that took place on April 25, 2002.

3) The election of a regular Director and an alternate Director by the Class A and B preferred shareholders, in joint manner.

(ii) To cause to be published in the official Gazzette (*"Boletín Oficial"*) and "La Nación" newspaper the notices for the Special Meeting of Shareholders in accordance with law.

(iii) To notify the National Securities Commission and the Buenos Aires Stock Exchange of the Special Meeting of Shareholders and inform them that the Agenda submitted for their consideration is the one requested by the shareholders that have petitioned such meeting.

To take part in the meeting, the Shareholders of Class A Preferred Shares (certificates that are registered by the Company) must return the notice of attendance and the shareholders of Class B Preferred Shares must deposit the corresponding certificates issued by the Caja de Valores S.A., in both cases, no less than three working days prior to the meeting, at Av. Alicia Moreau de Justo 50, 11th floor, in the City of Buenos Aires, between the hours of 3:00 and 6:00 p.m. The term expires September 9th, 2002 at 6:00 p.m. For the consideration of the matters stated in the Agenda, a quorum of an ordinary shareholders meeting is required (article 250, of Law No. 19550).

There being no further matters to discuss, the meeting is adjourned at 9:30 a.m.

Attendees:

Directors:	Franco Bertone Franco Livini Maximo Bomchil Roberto Iannone
Supervisory Committee:	María Rosa Villegas Arévalo Néstor J. Belgrano Enrique Garrido
Manager:	María Elvira Cosentino

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2002

NORTEL INVERSORA S.A.

By: ______________________________
Name: Maria Elvira Cosentino
Title: General Manager and Sole Officer